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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                             EURONET SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.02 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   298736109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       c/o Advent International Corporation
JANET LOUISE HENNESSY    101 FEDERAL STREET, BOSTON, MA 02110      617-951-9400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 6, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 298736109                                           PAGE 2 OF 21 PAGES

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ADVENT INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
 NUMBER OF
  SHARES                1,032,178
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING              NONE
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER

                        1,032,178
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,032,178
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        CO, IA
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 298736109                                           Page 3 of 21 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ADVENT INTERNATIONAL LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
 NUMBER OF
  SHARES                1,002,687
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING              NONE
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER

                        1,002,687
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,002,687
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.9%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 298736109                                           Page 4 of 21 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ADVENT CENTRAL EUROPE MANAGEMENT LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
 NUMBER OF
  SHARES                1,002,687
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING              NONE
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER

                        1,002,687
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,002,687
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.9%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 298736109                                           Page 5 of 21 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Advent Private Equity Fund -- Central Europe Limited Partnership
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
 NUMBER OF
  SHARES                707,777
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING              None
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER

                        707,777
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        707,777
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.9%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 298736109                                           Page 6 of 21 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Hungary Private Equity Fund Limited Partnership
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
 NUMBER OF
  SHARES                294,910
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING              NONE
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER

                        294,910
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        294,910
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 298736109                                           Page 7 of 21 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Advent Partners Limited Partnership
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/x/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                        29,491
 NUMBER OF     -----------------------------------------------------------------
  SHARES        8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY               NONE
   EACH        -----------------------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
  PERSON
   WITH                 29,491
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        29,491
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 298736109                                           Page 8 of 21 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Poland Investment Fund Limited Parnership
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/x/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                        737,268
 NUMBER OF     -----------------------------------------------------------------
  SHARES        8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY               NONE
   EACH        -----------------------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
  PERSON
   WITH                 737,268
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        737,268
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INLCUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 298736109                                           Page 9 of 21 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PIF Partners Limited Partnership
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/x/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        BERMUDA
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                        737,268
 NUMBER OF     -----------------------------------------------------------------
  SHARES        8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY               NONE
   EACH        -----------------------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
  PERSON
   WITH                 737,268
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        737,268
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INLCUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 298736109                                          Page 10 of 21 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Copernicus Ventures Limited
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/x/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        BERMUDA
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                        737,268
 NUMBER OF     -----------------------------------------------------------------
  SHARES        8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY               NONE
   EACH        -----------------------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
  PERSON
   WITH                 737,268
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        737,268
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INLCUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.#298736109            Schedule 13D                      Page 11 of 21

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in the Common Stock, $0.02 par value (the "Common Stock") of Euronet Services, Inc., a Delaware corporation (the "Corporation"). The CUSIP number associated with such Common Stock is 298736109. The address of the principal executive office of the Corporation is Zsigmond 10, Budapest K5, Hungary.

Item 2.  Identity and Background

         (a) (b) (c) and (f) This statement is being filed by the following entities:

         (1) Advent International Corporation, a Delaware corporation;

         (2) Advent International Limited Partnership, a Delaware limited partnership;

         (3) Advent Central Europe Management Limited Partnership, a Delaware limited partnership;

         (4) Advent Private Equity Fund -- Central Europe Limited Partnership, a Delaware limited partnership;

         (5) The Hungary Private Equity Fund Limited Partnership, a Delaware limited partnership

         (6) Advent Partners Limited Partnership, a Delaware limited partnership;

         (7) The Poland Investment Fund Limited Partnership, a Delaware limited partnership;

         (8) PIF Partners Limited Partnership, a Bermuda exempted limited partnership;

         (9) Copernicus Ventures Limited, a Bermuda corporation;

         The persons serving as directors and executive officers of Advent International Corporation and Copernicus Ventures Limited are set forth on Schedule A hereto.

CUSIP NO.#298736109            Schedule 13D                      Page 12 of 21




                  The entities listed in subparagraph (1) through (9) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person." Advent International Corporation ("Advent") is an investment advisory firm. Advent Partners Limited Partnership ("Partners") and Advent International Limited Partnership ("AILP") are venture capital investment funds the general partner of which is Advent. AILP is the general Partner of Advent Central Europe Management Limited Partnership ("ACEM") a venture capital investment fund. Advent Private Equity Fund -- Central Europe Limited Partnership ("APEFCE") and The Hungary Private Equity Fund Limited Partnership ("HPEF") are venture capital investment funds the general partner of which is ACEM. The Poland Investment Fund Limited Partnership ("Poland") is a venture capital investment fund the general partner of which is PIF Partners Limited Partnership ("PIF"). Copernicus Ventures Limited ("Copernicus") is the General Partner of PIF. Except as otherwise stated on Schedule A hereto, the principal business address of all of the Reporting Persons is c/o Advent International Corporation, 101 Federal Street, Boston, MA 02110.

         (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         The Reporting Persons acquired the Corporation's Common Stock by exchanging their Euronet Holding N.V. (the "Holding Company") common stock for the Corporation's Common Stock at a rate of one-for-one pursuant to the terms of an Exchange Agreement (the "Exchange") by and among the Corporation and the Holding Company, dated as of December 17, 1996 and effective on March 6, 1997, the effective date of the Corporation's registration statement (Registration No. 333-18121).

Item 4.           Purpose of the Transaction.

         The Reporting Persons originally invested in the Holding Company, a Netherlands Antilles company, in March 1996. Effective March 6, 1997, pursuant to the Exchange and reorganization of the Holding Company into a Delaware corporation, the Reporting Persons' common stock of the Holding Company was exchanged for Common Stock of the Corporation, subject to the execution of the underwriting agreement in connection with the initial public offering, into an aggregate of approximately 15.9% of the outstanding shares of the Corporation's Common Stock.

CUSIP NO.#298736109            Schedule 13D                      Page 13 of 21



         Pursuant to the reorganization Nicholas B. Callinan, Senior Vice President and Managing Director of Central Europe and Eastern Europe for Advent International Corporation, who previously served as a director of the Holding Company, is currently serving as a director of the Corporation.

         The Reporting Persons intend to periodically review their investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Corporation by acquiring additional securities, or by disposing of all or a portion of the securities now held.

         Except to the extent set forth above in this Item 4, none of the Reporting Persons has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Corporation or any of its subsidiaries, (ii) any change in the Corporation's present Board of Directors or management, (iii) any material changes in the Corporation's present capitalization or dividend policy or any other material change in the Corporation's present business or corporate structure, (iv) any change in the Corporation's charter or by-laws, or (v) the Corporation's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

            (THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK)

CUSIP NO.#298736109            Schedule 13D                      Page 14 of 21



Item 5.           Interest in Securities of the Issuer.

         (a) The following table sets forth the aggregate number and percentage (based upon the number of shares of Common Stock outstanding as of March 6, 1997, the effective date of the Corporation's Registration Statement) of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement. The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3(d)(1).

                                                     Number of Shares          Percentage
                                                 -----------------------        of Shares
Reporting Person                                 Common(1)         Total       Outstanding
----------------                                 ---------         -----       -----------
Advent Private Equity Fund -- Central            707,777          707,777         4.9
   Europe Limited Partnership (1)
The Hungary Private Equity Fund
   Limited Partnership (1)                       294,910          294,910         2.0%
                                               ---------        ---------        ----
Advent Central Europe Management
   Limited Partnership (1)                     1,002,687        1,002,687         6.9%
                                               ---------        ---------        ----
Advent International Limited
Partnership (1)                                1,002,687        1,002,687         6.9%
                                               ---------        ---------        ----

Advent Partners Limited Partnership (2)           29,491           29,491         0.2%
                                               ---------        ---------        ----

Advent International Corporation               1,032,178        1,032,178         7.1%
                                               ---------        ---------        ----

The Poland Investment Fund
   Limited Partnership (3)                       737,268          737,268         5.1%
                                               ---------        ---------        ----
PIF Partners Limited Partnership (3)             737,268          737,268         5.1%
                                               ---------        ---------        ----

Copernicus Ventures Limited (3)                  737,268          737,268         5.1%
                                               ---------        ---------        ----


Total Group Ownership                          1,769,446        1,769,446        12.3%
                                               =========        =========        ====


                  (1) Advent is the General Partner of AILP, which in turn is the General Partner of ACEM. ACEM in turn is the general partner of APEFCE and HPEF. As such, Advent has the sole power to vote and dispose of the securities owned by the indicated reporting persons. The beneficial ownership of Advent, AILP and ACEM derives from such power.

                  (2) Advent is the General Partner of Partners. As such, Advent has the power to vote and dispose of the securities owned by Partners. The beneficial ownership of Advent derives from such power.


--------------
(1) The total number of shares as reported on behalf of the reporting persons reflects the total number of shares beneficially owned after giving effect to the sale of approximately 3.6% of the outstanding shares of the Corporation's Common Stock in the initial public offering. The reporting persons beneficially owned an aggregate of approximately 15.9% immediately prior to the sale of the Corporation's Common Stock.

CUSIP NO.#298736109            Schedule 13D                      Page 15 of 21




                  (3) Copernicus is the General Partner of PIF, which in turn is the General Partner of Poland. Copernicus has the sole power to vote and dispose of the securities owned by Poland. The beneficial ownership of Copernicus and PIF derives from such power.

                  (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

                  (c) In conjunction with the initial public offering of the Corporation, the Reporting Persons sold an aggregate of 525,000 shares of the Corporation's Common Stock at $13.50 per share, with proceeds in the amount of $7,087,500. The number of shares currently beneficially owned by the Reporting Persons is approximately 12.3% of the outstanding shares of the Corporation's Common Stock.

                  (d) (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           See Item 4.

Item 7.           Material to be Filed as Exhibits.


                  (a) Power-of-Attorney for The Poland Investment Fund Limited Partnership,

                  (b)      Power-of-Attorney for PIF Partners Limited
                           Partnership, and

                  (c)      Power-of-Attorney for Copernicus Ventures Limited.

                                    SIGNATURE

                           After reasonable inquiry and to the best of our
knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


April 11, 1997
---------

ADVENT INTERNATIONAL CORPORATION
By:               Janet L. Hennessy
                           Vice President   /s/ Janet L. Hennessy
                                            ----------------------

CUSIP NO.#298736109            Schedule 13D                      Page 16 of 21




ADVENT INTERNATIONAL LIMITED PARTNERSHIP
By:               Advent International Corporation,
                           General Partner
By:               Janet L. Hennessy
                           Vice President  /s/ Janet L. Hennessy
                                           -------------------------

ADVENT CENTRAL EUROPE MANAGEMENT
   LIMITED PARTNERSHIP
By:               Advent International Limited Partnership,
                           General Partner
By:               Advent International Corporation,
                           General Partner
By:               Janet L. Hennessy
                           Vice President  /s/ Janet L. Hennessy
                                           -------------------------


ADVENT PRIVATE EQUITY FUND -- CENTRAL EUROPE
   LIMITED PARTNERSHIP
By:               Advent Central Europe Management Limited Partnership,
                           General Partner
By:               Advent International Limited Partnership,
                           General Partner
By:               Advent International Corporation,
                           General Partner
By:               Janet L. Hennessy
                           Vice President  /s/ Janet L. Hennessy
                                           -------------------------

THE HUNGARY PRIVATE EQUITY FUND
   LIMITED PARTNERSHIP
By:               Advent Central Europe Management Limited Partnership,
                           General Partner
By:               Advent International Limited Partnership,
                           General Partner
By:               Advent International Corporation,
                           General Partner
By:               Janet L. Hennessy
                           Vice President  /s/ Janet L. Hennessy
                                           -------------------------

ADVENT PARTNERS LIMITED PARTNERSHIP
By:               Advent International Corporation,
                           General Partner
By:               Janet L. Hennessy
                           Vice President  /s/ Janet L. Hennessy
                                           -------------------------

THE POLAND INVESTMENT FUND LIMITED PARTNERSHIP
By:               Janet L. Hennessy
                     Attorney-In-Fact      /s/ Janet L. Hennessy
                                           -------------------------


PIF PARTNERS LIMITED PARTNERSHIP
By:               Janet L. Hennessy
                     Attorney-In-Fact      /s/ Janet L. Hennessy
                                           -------------------------


COPERNICUS VENTURES LIMITED
By:               Janet L. Hennessy
                     Attorney-In-Fact      /s/ Janet L. Hennessy
                                           -------------------------

CUSIP NO.#298736109            Schedule 13D                      Page 17 of 21

                                   SCHEDULE A

         The name and present principal occupation of each executive officer and director of Advent International Corporation and Copernicus Ventures Limited are set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 101 Federal Street, Boston, Massachusetts 02110. The business address of each executive officer and director of Copernicus Ventures Limited is c/o Copernicus Capital Management Sp. z o.o, Krakowskie Przedmiescie 79, 2nd Floor, 00-079 Warszawa, Poland. All of the persons listed below are United States citizens except for Messrs. Neil M. Milne and Neil R. Balfour who are citizens of the United Kingdom Nicholas B. Callinan who is a citizen of Australia, and Messrs.
H. Bruce Murray, Wendell M. Hollis and Peter D. Martin who are citizens of Bermuda.

I.                Advent International Corporation

                                                                   Position with                      Principal
                                                               Advent International                  Occupation
       Name                                                         Corporation                    (if different)
       ----                                                         -----------                    --------------
       Peter A. Brooke                                               Chairman

       Douglas R. Brown                                       Chief Executive Officer
                                                                     President
                                                                     Director

       Thomas R. Armstrong                                           Director
                                                             Executive Vice President
                                                              Chief Operating Officer

       Thomas H. Lauer                                         Senior Vice President
                                                              Chief Financial Officer

       Mark Hoffman                                                  Director                      Chief Executive
                                                                                                     Officer of
                                                                                                Hamilton Lunn Limited

       Frank Savage                                                  Director                        Senior Vice
                                                                                                    President of
                                                                                                   Equitable Life
                                                                                                  Assurance Society
                                                                                                  Vice Chairman of
                                                                                                  Equitable Capital
                                                                                                  Management Corp.

       William H. Gorham                                             Secretary

CUSIP NO.#298736109            Schedule 13D                      Page 18 of 21






II.               Copernicus Ventures Limited

                                                                   Position with                      Principal
                                                                    Copernicus                       Occupation
       Name                                                      Ventures Limited                  (if different)
       ----                                                      ----------------                  --------------
       H. Bruce Murray                                           Company Secretary

       Neil M. Milne                                                 Director                    Investment Manager
                                                                                                York Trust Investment
                                                                                                  Partners Limited

       Neil R. Balfour                                               Director                     Company Chairman
                                                                                              Mermaid Overseas Limited

       Jeffrey L. Grady                                              Director                    Investment Manager
                                                                                                  Barents Group LLC

       Nicholas B. Callinan                                          Director                   Senior Vice President
                                                                                              and Managing Director of
                                                                                                 Central Europe and
                                                                                                 Eastern Europe for
                                                                                                Advent International
                                                                                                     Corporation

         Wendell M. Hollis                                           Director                          Lawyer
                                                                                                    Mello Hollis

         Peter D. Martin                                             Director                          Lawyer
                                                                                                    Mello Hollis

                                    EXHIBIT A

                                POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints Janet L. Hennessy and Thomas H. Lauer, either signing singly, his/her true attorney-in-fact to:

         (1) execute for and on behalf of the undersigned all documents required of the undersigned related to any public registration of securities by EURONET SERVICES, INC. and specifically including any 5% shareholder questionnaire;

         (2) execute for and on behalf of the undersigned all documents required of the undersigned related to any sale of the undersigned's EURONET SERVICES, INC. securities whether in a public offering of such securities or on the public market and specifically including any required Form 144;

         (3) execute for and on behalf of the undersigned Forms 3, 4, and 5; related to EURONET SERVICES, INC. In accordance with
                  Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

         (4) execute for and on behalf of the undersigned Schedules 13D and 13G; related to EURONET SERVICES, INC.in accordance with
                  Section 13 of the Securities Exchange Act of 1934 and the rules thereunder;

         (5) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4, or 5 or Schedule 13D or 13G, and the timely filing of such forms with the United States Securities and Exchange Commission and any other authority; and

         (6) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that any document filed pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could no if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with any section of either the Securities Act of 1933 or the Securities Exchange Act of 1934.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 31 day of March 1997.

                        THE POLAND INVESTMENT FUND LIMITED PARTNERSHIP
                        By:  PIF Partners Limited Partnership, General Partner
                        By:  Copernicus Ventures Limited, General Partner

                        /s/ Neil M. Milne
                        -------------------------------
                        Name:  Neil M. Milne
                        Title: Director

                                    EXHIBIT B

                                POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints Janet L. Hennessy and Thomas H. Lauer, either signing singly, his/her true attorney-in-fact to:

         (7) execute for and on behalf of the undersigned all documents required of the undersigned related to any public registration of securities by EURONET SERVICES, INC. and specifically including any 5% shareholder questionnaire;

         (8) execute for and on behalf of the undersigned all documents required of the undersigned related to any sale of the undersigned's EURONET SERVICES, INC. securities whether in a public offering of such securities or on the public market and specifically including any required Form 144;

         (9) execute for and on behalf of the undersigned Forms 3, 4, and 5; related to EURONET SERVICES, INC. in accordance with
                  Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

         (10) execute for and on behalf of the undersigned Schedules 13D and 13G; related to EURONET SERVICES, INC. in accordance with
                  Section 13 of the Securities Exchange Act of 1934 and the rules thereunder;

         (11) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4, or 5 or Schedule 13D or 13G, and the timely filing of such forms with the United States Securities and Exchange Commission and any other authority; and

         (12) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that any document filed pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could no if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with any section of either the Securities Act of 1933 or the Securities Exchange Act of 1934.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 31 day of March 1997.


                               PIF PARTNERS LIMITED PARTNERSHIP
                               By:  Copernicus Ventures Limited, General Partner


                               /s/ Neil M. Milne
                               ---------------------------
                               Name:   Neil M. Milne
                               Title:  Director

                                    EXHIBIT C

                                POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints Janet L. Hennessy and Thomas H. Lauer, either signing singly, his/her true attorney-in-fact to:

         (13) execute for and on behalf of the undersigned all documents required of the undersigned related to any public registration of securities by EURONET SERVICES, INC. and specifically including any 5% shareholder questionnaire;

         (14) execute for and on behalf of the undersigned all documents required of the undersigned related to any sale of the undersigned's EURONET SERVICES, INC. securities whether in a public offering of such securities or on the public market and specifically including any required Form 144;

         (15) execute for and on behalf of the undersigned Forms 3, 4, and 5; related to EURONET SERVICES, INC. in accordance with
                  Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

         (16) execute for and on behalf of the undersigned Schedules 13D and 13G; related to EURONET SERVICES, INC. in accordance with
                  Section 13 of the Securities Exchange Act of 1934 and the rules thereunder;

         (17) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4, or 5 or Schedule 13D or 13G, and the timely filing of such forms with the United States Securities and Exchange Commission and any other authority; and

         (18) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that any document filed pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could no if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with any section of either the Securities Act of 1933 or the Securities Exchange Act of 1934.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 31 day of March 1997.


                                            COPERNICUS VENTURES LIMITED


                                            /s/ Neil M. Milne
                                            ------------------------------
                                            Name:    Neil M. Milne
                                            Title:   Director